# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bio-Rad Laboratories, Inc., CIK 0000012208
CUSIP: 090572207
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1000 Alfred Nobel Drive, Hercules, California (CA), 94547
Date of event which requires filing of this statement: 09/25/2025
Filed by CIK 0000940805
Persons authorized to receive notices and communications: Norman D. Schwartz, 1000 Alfred Nobel Drive, Hercules, California (CA), 94547, 5107247000; Courtney C. Enloe, Bio-Rad Laboratories, Inc., 1000 Alfred Nobel Drive, Hercules, California (CA), 94547, 5107416005; John Duke, Hogan Lovells US LLP, 1735 Market Street, Suite 2300, Philadelphia, Pennsylvania (PA), 19103, 2676754616

## Reporting persons
- Norman D. Schwartz (CIK 0000940805): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,211,777; shared voting power 17,145; sole dispositive power 3,211,777; shared dispositive power 17,145; aggregate amount beneficially owned 3,228,922 (14.6% of the class)
  Comment: (1) David Schwartz, Bio-Rad's former Chairman of the Board, and Alice N. Schwartz, a former Director Emeritus of Bio-Rad, each of whom was a reporting person in the Prior Filing (as defined in Item 1), are deceased.
  
  (7) (9) 2,714,928 of the reported securities are held by the following trusts, all of which Norman D. Schwartz is the sole trustee: the David and Alice N. Schwartz Charitable Remainder Unitrust (34,311 shares); the David Schwartz Exemption Trust (90 shares); the David Schwartz Exempt Marital Trust (240 shares); the David Schwartz Non-Exempt Marital Trust (898,931 shares); and the Alice N. Schwartz Revocable Trust (1,781,356 shares). Prior to her death, Alice N. Schwartz was the sole trustee of the aforementioned trusts. Upon her death, Norman D. Schwartz, Chief Executive Officer and Chairman of the Board of Directors of Bio-Rad, became the sole trustee of such trusts. Includes 443,434 shares held by Norman D. Schwartz directly and 53,415 shares with respect to which Norman D. Schwartz has the right to acquire beneficial ownership of, immediately or within sixty days of September 25, 2025, under Bio-Rad's stock option agreements.
  
  (8)(10) Held by the Alles Institute for Medical Research, a Delaware Charitable Nonstock Corporation, with respect to which Norman D. Schwartz shares voting and dispositive power consistent with the purposes of the Delaware Charitable Nonstock Corporation.
  
  (11) Percentage ownership calculation for "Percent of Class Represented by Amount in Row (11)" is calculated by using a denominator of (a) 21,992,307 shares of Class A Common Stock outstanding as of July 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 31, 2025, plus (b) 53,415 shares of Class A Common Stock issuable upon the exercise of stock options exercisable by Mr. Schwartz immediately or within sixty days of September 25, 2025.
- Alice N. Schwartz Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 1,781,356; shared voting power 0; sole dispositive power 1,781,356; shared dispositive power 0; aggregate amount beneficially owned 1,781,356 (8.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Bio-Rad Laboratories, Inc.
Address of issuer's principal executive offices: 1000 Alfred Nobel Drive, Hercules, California (CA), 94547
Comment: Reference is made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 16, 1982 by David Schwartz, as last amended by Amendment No. 3 to the statement on Schedule 13D filed with the Commission on January 7, 1994 and revised on January 19, 1995 by David Schwartz, Amendment No. 4 to the statement on Schedule 13D filed with the Commission on December 14, 2011, Amendment No. 5 to the statement on Schedule 13D filed with the Commission on June 29, 2017 and Amendment No. 6 to the statement on Schedule 13D filed with the Commission on July 18, 2025 (the "Prior Filing"). Norman D. Schwartz and the Alice N. Schwartz Revocable Trust (sometimes collectively referred to as the "Shareholders") have agreed to file this statement jointly in an agreement entered into pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and included as an exhibit to this statement, which agreement is hereby incorporated by reference. The Prior Filing is incorporated by reference and is hereby amended by this statement which is filed by the Shareholders, with respect to whom the following information relates. David Schwartz, Bio-Rad's former Chairman of the Board and a reporting person in the Prior Filing, passed away on April 1, 2012. Alice N. Schwartz, a former Director Emeritus of Bio-Rad and a reporting person in the Prior Filing, passed away on September 25, 2025. The Alice N. Schwartz Revocable Trust was added as a reporting person in Amendment No. 4 to the statement on Schedule 13D filed with the Commission on December 14, 2011. Norman D. Schwartz is being added as a reporting person in this Amendment No. 7 to the statement on Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Norman D. Schwartz
Residence or business address:
Norman D. Schwartz
1000 Alfred Nobel Drive
Hercules, California 94547
(510) 724 - 7000
Present principal occupation or employment:
Norman D. Schwartz
1000 Alfred Nobel Drive
Hercules, California 94547
(510) 724-7000
Chief Executive Officer and Chairman of the Board of Directors of Bio-Rad Laboratories, Inc. and the sole trustee of the Alice N. Schwartz Revocable Trust
Criminal convictions in the last five years: During the last five years, neither Norman D. Schwartz nor the Alice N. Schwartz Revocable Trust has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:
The purpose of the Shareholders' ownership of Bio-Rad shares has been control of the Company. Norman D. Schwartz, along with other members of his family, control the management of the Company and may be deemed to be a "parent" of the Company as that term is defined in the Rules and Regulations of the Commission.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

(a)-(b).

Norman D. Schwartz owns beneficially 3,228,922 shares of Class A Common Stock, representing 14.6% of the issued and outstanding Class A Common Stock.

* 2,714,928 of these shares are held by the following trusts, all of which Norman D. Schwartz is the sole trustee: the David and Alice N. Schwartz Charitable Remainder Unitrust (34,311 shares); the David Schwartz Exemption Trust (90 shares); the David Schwartz Exempt Marital Trust (240 shares); the David Schwartz Non-Exempt Marital Trust (898,931 shares); and the Alice N. Schwartz Revocable Trust (1,781,356 shares). The shares held by the David Schwartz Exemption Trust, the David Schwartz Exempt Marital Trust, the David Schwartz Non-Exempt Marital Trust, and the Alice N. Schwartz Revocable Trust were previously held by the David and Alice Schwartz Revocable Trust, of which Alice N. Schwartz was the sole trustee after the death of her husband David Schwartz. On October 1, 2013, Alice N. Schwartz allocated these shares from the David and Alice Schwartz Revocable Trust to each of those trusts. On September 25, 2025, Norman D. Schwartz became the sole trustee of each of these trusts upon the death of his mother, Alice N. Schwartz.

* 17,145 of these shares are held by the Alles Institute for Medical Research, a Delaware Charitable Nonstock Corporation, with respect to which Norman D. Schwartz shares voting and dispositive power consistent with the purposes of the Delaware Charitable Nonstock Corporation.

* 443,434 of these shares are held by Norman D. Schwartz directly.

* 53,415 of these shares are shares that Norman D. Schwartz has the right to acquire beneficial ownership of, immediately or within sixty days of September 25, 2025, under Bio-Rad's stock option agreements.

The Alice N. Schwartz Revocable Trust holds 1,781,356 shares of Class A Common Stock, representing 8.1% of the issued and outstanding Class A Common Stock.

All percentages reported herein with respect to Class A Common Stock are calculated based upon 21,992,307 shares of Class A Common Stock outstanding as of July 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 31, 2025. For Norman D. Schwartz, the beneficial ownership calculation is calculated by using a denominator of (a) 21,992,307 shares of Class A Common Stock plus (b) 53,415 shares of Class A Common Stock issuable upon the exercise of stock options exercisable by Mr. Schwartz immediately or within sixty days of September 25, 2025.
Transactions in the class effected during the past sixty days: Not applicable
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Due to the death of Mrs. Alice N. Schwartz, on September 25, 2025, Ms. Schwartz ceased to be a beneficial owner of more than 5% of the outstanding shares of Class A Common Stock of the Company.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:

Norman D. Schwartz has indirect beneficial ownership of 4,060,054 shares of Class B Common Stock, par value $0.0001 per share ("Class B Common Stock"), of the Company held by Blue Raven Partners, L.P., a California limited partnership, over which he has shared voting and dispositive power, as the result of his position as a general partner of Blue Raven Partners, L.P.

Mr. Schwartz is the beneficial owner of 494,510 shares of Class B Common Stock, over which he has sole voting power and which are held in the following trusts, all of which Mr. Schwartz is the sole trustee: the David Schwartz Non-Exempt Marital Trust (57,000 shares); and the Alice N. Schwartz Revocable Trust (437,510 shares). Mr. Schwartz holds 374,472 shares of Class B Common Stock but disclaims beneficial ownership with respect to 13,006 of such shares owned by his wife.

As the result of the foregoing, Mr. Schwartz has beneficial ownership of an aggregate of 4,929,036 shares of Class B Common Stock, representing 97.2% of the issued and outstanding Class B Common Stock.

The Alice N. Schwartz Revocable Trust is the direct and beneficial owner of 437,510 shares of Class B Common Stock with respect to which it has sole voting and dispositive power, representing 8.6% of the issued and outstanding Class B Common Stock.

By virtue of his Class B Common Stock ownership, Mr. Schwartz, along with other members of his family, control the management of the Company and may be deemed to be a "control person" of the Company as that term is defined in the Rules and Regulations of the Commission.

All percentages reported herein with respect to Class B Common Stock are calculated based upon 5,070,184 shares of Class B Common Stock outstanding as of July 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 31, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Agreement Among the Shareholders to File Joint Schedule 13D

## Signatures
- Norman D. Schwartz: /s/ Norman D. Schwartz, Norman D. Schwartz, Individually (10/28/2025)
- Alice N. Schwartz Revocable Trust: /s/ Norman D. Schwartz, Norman D. Schwartz, Trustee (10/28/2025)